NexCen Brands, Inc.
1330 Ave. of the Americas
34th Floor
New York, NY 10019

May 22, 2008

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kathleen Collins

Re:	NexCen Brands, Inc. Form 10-K for the Fiscal Year Ended December 31, 2007 Filed March 21, 2008 Form 8-K Filed on March 14, 2008 File No. 0-27707

Ladies and Gentlemen:

I am General Counsel for NexCen Brands, Inc., a Delaware corporation (the “Company”). We write to request an extension of time to respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your May 19, 2008 letter regarding the Company’s above-captioned Form 10-K filed on March 21, 2008 (“Form 10-K”) and Form 8-K filed on March 14, 2008.

As stated in our recent Form 8-K filed with the Commission on May 19, 2008, the authorized officers of the Company have concluded that the financial statements included in Company’s Form 10-K, as well as the associated audit report of the Company’s auditor and the auditor’s report on the effectiveness of internal control over financial reporting should no longer be relied upon. The Company also stated that the Audit Committee of the board of directors of the Company has engaged independent counsel to conduct an independent review to assist the Company in evaluating a number of matters discussed in detail in the May 19, 2008 Form 8-K, including the Company’s disclosures in the Form 10-K.

Accordingly, the Company believes it would be premature to respond to the Staff’s comments until the independent review is completed. Upon the conclusion of the independent review, the Company intends to amend its Form 10-K and any other public disclosures that may require amendment.

Sincerely,

/s/ Sue J. Nam

Sue J. Nam

General Counsel